FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940

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1. Name and Address of Reporting Person

 Apollo Real Estate Investment Fund II, L.P.
 1301 Avenue of the Americas
 New York, New York  10019

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2. Issuer Name and Ticker or Trading Symbol

First Union Real Estate Equity and Mortgage Investments (FURpfA)
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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4. Statement for Month/Year

1/97
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of reporting person to Issuer (Check all applicable)
 ( ) DIRECTOR
 (x) 10% OWNER
 ( ) OFFICER (GIVE TITLE BELOW)
 ( ) OTHER (SPECIFY TITLE BELOW)

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7. Individual, or Joint/Group Filing (Check all applicable)
 ( ) Form filed by One Reporting Person
 (X) Form filed by More than One Reporting Person

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TABLE I

Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security (Instr. 3)

Shares of Beneficial Interest
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2. Transaction Date (Month/Day/Year)

1/30/97
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3. Transaction Code (Instr. 8)

P
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4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

30,000(A)
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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

280,700*
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6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

(D)
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7. Nature of Indirect Beneficial Ownership (Instr. 4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II

Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible securities)

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1. Title of Derivative Security (Instr. 3)

Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial
Interest
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2. Conversion or Exercise Price of Derivative Security

$7.5625
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3. Transaction Date (Month/Day/Year)

1/28/97; 1/29/97; 1/30/97
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4. Transaction Code (Instr. 8)

P; P; P;
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5. Number of Derivative Securities Acquired (A) or Disposed of (D)
        (Instr. 3, 4, and 5)

700(A); 1300(A); 100,000(A)
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6. Date Exercisable and Expiration Date (Month/Day/Year)

Immediately
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7. Title and Amount of Underlying Securities (Instr. 3 and 4)

Shares of Beneficial Interest
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8. Price of Derivative Securities (Instr. 5)

$44.375; $44.375; $44.1994
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9. Number of Derivative Securities Beneficially Owned at End of Month
        (Instr. 4)

336,200*
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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
        (Instr. 4)

(D)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:  *  Apollo Real Estate Investment Fund II, L.P., a
Delaware limited partnership ("Apollo") owns directly 280,700 Shares of Beneficial Interest and 336,200 Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest of First Union Real Estate and
Equity Mortgage Investments (the "Company"). The number of shares reported represents the gross benefical ownership interest of Apollo in the equity securities of the Company. As permitted by the SEC rules, the number of shares reported includes shares in excess of the proportionate pecuniary interest, if any, of Apollo in the equity securities of the Company.





   APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

   By:  Apollo Real Estate Advisors II, L.P.,
        General Partner

   By:  Apollo Real Estate Capital Advisors II, Inc.,
         General Partner

   By:  /s/ Michael D. Weiner
        Name:  Michael D. Weiner
        Title: Vice President                                     2/10/97
   _____________________________________                         _________
   **  SIGNATURE OF REPORTING PERSON                                DATE

-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

>


                       Joint Filer Information

Name:             Apollo Real Estate Advisors II, L.P.

Address:          1301 Avenue of the Americas
                  New York, New York  10019

Designated
Filer:            Apollo Real Estate Investment Fund II,
                  L.P.

Issuer and
Ticket Symbol:    First Union Real Estate Equity and
                  Mortgage Investors (FUR)

Statement for
Month/Year:       1/97

Signature:        APOLLO REAL ESTATE ADVISORS II, L.P.

                  By: Apollo Real Estate Capital Advisors II, Inc., General Partner

                           By:/s/ Michael D. Weiner
                              ----------------------------
                              Name: Michael D. Weiner
                              Title: Vice President